Exhibit 4.6

Form of Service Agreement for Specified Executive (Mr Andrew Mackenzie)

Chief Executive Officer – BHP Billiton

1.    Term

Mr Mackenzie is employed under a single contract of service with the BHP Billiton Group with no fixed term. The contract is effective from 10 May 2013; the date of Mr Mackenzie’s appointment as Chief Executive Officer. The contract can be terminated by the Group on 12 months notice and by Mr Mackenzie on 6 months notice. Payment can be made in lieu of notice, the details of which are set out in section 6 below. Mr Mackenzie’s performance and remuneration will be reviewed at the end of each financial year.

2.    Fixed Salary and retirement benefits

Mr Mackenzie is paid a base salary of US$1,700,000 per annum.

He is entitled to an additional sum equal to 25 per cent of base salary (which at the commencement of the contract was US$425,000 per annum) which he may pay into a superannuation or pension scheme, take as cash in lieu of retirement benefits or take in cash on retirement.

3.    Benefits

Mr Mackenzie was required to relocate from London, UK to the Company’s head office in Melbourne, Australia. He has received benefits to cover the cost of his relocation from the UK to Australia in accordance with BHP Billiton’s normal policy in respect of such transfers, including relocation allowance, costs of international transfer, health insurance, life and disability insurance and the preparation of multi-jurisdictional taxation returns.

4.    Incentive arrangements

For the remainder of FY2013, Mr Mackenzie continued to participate in the Group Incentive Scheme (GIS) in regard to short-term incentives, and in the Long Term Incentive Plan (LTIP) in regard to long-term incentives. The GIS and the LTIP were initially approved by shareholders in 2004 and amendments have been approved at subsequent Annual General Meetings. From FY2014, the GIS will be replaced by a new Short Term Incentive Plan (STIP) and it is proposed that the LTIP will be replaced by a new Long Term Incentive Plan (new LTIP), and Mr Mackenzie will participate in these new plans. The new LTIP is subject to shareholder approval at BHP Billiton’s Annual General Meetings in October and November 2013. Copies of the current rules of the LTIP and the rules of the proposed new LTIP are available on the BHP Billiton website at www.bhpbilliton.com.

Short Term Incentives

Under the rules of the GIS and the STIP, Mr Mackenzie is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Mackenzie to meet the rigorous performance hurdles set by the Board, including delivery against designated health and safety measures and the budget, Mr Mackenzie would receive a bonus of 160 per cent of his base salary. Half is paid in cash and half in deferred equity. The deferred equity must be held for two years.

For performance at the maximum level Mr Mackenzie would receive a bonus of 240 per cent of his base salary.

The grant of deferred equity will be subject to the approval of shareholders where required by applicable listing rules, and will be valued and reported each year in the Remuneration Report which forms part of the Annual Report. The valuation will be subject to audit by the Group’s auditors.

The GIS rules provided for a maximum bonus of two times the target level (i.e. 320 per cent of base salary); however, the Board and Remuneration Committee have decided to reduce the maximum bonus to 1.5 times the target level (i.e. 240 per cent of base salary). This reduced maximum will apply to awards provided under the STIP to Mr Mackenzie and all of his direct reports from the 2014 financial year.

Long Term Incentives

Long term incentives will be issued under the terms of the new LTIP if approved by shareholders at the 2013 Annual General Meetings, or otherwise will be provided under the terms of the current LTIP.

The number of LTIP awards allocated under either plan will be determined by the Board on the recommendation of the Remuneration Committee and must be approved by shareholders each year. LTIP awards are subject to performance hurdles which are set out in the rules of the LTIPs and measured five years after the effective date of the grant. Performance hurdles are not subject to re-testing.

Under either LTIP, the performance hurdle requires BHP Billiton’s total shareholder return (TSR) over a five year performance period to be measured against the TSR of an index of comparator companies. If BHP Billiton’s TSR is below the index TSR no LTIP awards vest and the awards are forfeited. Twenty five per cent of the LTIP awards vest if BHP Billiton’s TSR is equal to the index TSR.

For all the LTIP awards to vest, BHP Billiton’s TSR must exceed the index TSR by a specified percentage. The Remuneration Committee determines the percentage each year. For the 2012 financial year the percentage was set at 5.5 per cent per annum over the five year performance period.

For performance between the index TSR and the percentage determined by the Remuneration Committee, vesting occurs on a sliding scale.

For the 2013 calendar year, Mr Mackenzie will receive an LTIP award with a face value equal to 400 per cent of base salary (subject to shareholder approval at the 2013 Annual General Meetings). The fair value of the LTIP award (as calculated by the Remuneration Committee’s independent advisor Kepler Associates) is 41 per cent of the face value, thus the LTIP award has a fair value equal to 164 per cent of base salary. The value and number of shares awarded to Mr Mackenzie will be reported in the subsequent Remuneration Report that forms part of the Annual Report. The Remuneration Report will be subject to audit by the Group’s auditors.

Grants are subject to an overriding discretion held by the Remuneration Committee to reduce the number of awards that will vest in circumstances where the performance hurdle has been met or partially met. The Committee does not have power to approve the vesting of awards where the performance hurdle has not been met. In exercising that discretion the Committee will decide if the value at the time of vesting is proportionate to the overall performance of the Company, the CEO’s individual performance and the prevailing remuneration levels in the relevant market.

Dividends

A dividend equivalent payment is provided on GIS, STIP and LTIP awards when the vesting period is over and the GIS or STIP deferred equity and the LTIP awards vest or are exercised. No payment is made in respect of unvested or lapsed GIS, STIP and LTIP awards.

The Board and Remuneration Committee has determined that dividend equivalent payments in respect of future GIS and STIP deferred equity and LTIP awards will be made in the form of shares, instead of cash as has been prior practice.

5.    Minimum shareholding requirement

The Board and Remuneration Committee has determined that Mr Mackenzie as CEO is required to hold BHP Billiton securities with a value at least equal to five times his pre-tax (gross) annual base salary. This is an increase from the previous level for the CEO which was three times pre-tax annual base salary. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The equivalent requirement for Mr Mackenzie’s direct reports is three times (previously two times) pre-tax (gross) annual base salary.

Where sufficient securities are not held to meet the relevant requirement, it is expected that participants will grow their holdings to the required level over an acceptable timeframe in accordance with the scheduled vesting of equity awards.

6.    Termination of contract

The Group retains the right to terminate the contract by giving 12 months’ notice or by making payment in lieu of notice to 12 months base salary plus the amount paid in lieu of a contribution to a superannuation or retirement scheme (i.e. a total of US$2,125,000). Mr Mackenzie would also be entitled to any accrued entitlements such as earned but untaken leave.

7.    Entitlements under the GIS, STIP and LTIPs on termination

The rules of the GIS, STIP and LTIPs set out the entitlement of participants on termination of employment. These are described in the Remuneration Report which forms part of the Annual Report.

Resignation or termination for cause

Where employment is terminated by the resignation of the executive, or by the Group for cause, a participant is not entitled to any cash incentive for the year in question. All GIS, STIP and LTIP awards that have been allocated but which are not yet exercisable lapse.

Retirement or termination by mutual agreement

If Mr Mackenzie retires or his employment terminates by mutual agreement:

•	Any GIS awards that had been granted, but which were not exercisable at the date of departure, would vest in full;

•	Any STIP awards that had been granted, but which were not exercisable at the date of departure, would be retained by Mr Mackenzie but would not vest until the scheduled vesting date (after departure);

•	He may at the Remuneration Committee’s discretion be considered for a pro rata short term cash incentive for his period of service during that year based on performance; and

•	Mr Mackenzie would have a right to retain entitlements to LTIP awards that have been granted but that are not exercisable, pending satisfaction of future performance hurdles. The number of entitlements Mr Mackenzie would be permitted to retain would be reduced pro rata to reflect his period of service. These entitlements would become exercisable only if the performance hurdles are ultimately met and the Remuneration Committee approves vesting.

Other circumstances

Special provisions relate to events described as “uncontrollable” such as death, serious injury. In those circumstances, all of the GIS and STIP deferred equity and LTIP awards that have been awarded but which are not exercisable become immediately exercisable by Mr Mackenzie or his estate.